Exhibit 99.1

                CONTACT:      Investor Relations      (214) 792-4415

      SOUTHWEST AIRLINES REPORTS FIRST QUARTER EARNINGS OF $26 MILLION

      DALLAS, TEXAS -- April 15, 2004 -- Southwest Airlines' net income for first quarter 2004 was $26 million, compared to first quarter 2003 net income of $24 million, an increase of 8.3 percent. Net income per diluted share was $.03 in both first quarter 2004 and first quarter 2003. The Company's first quarter 2004 net income included $18 million of expenses related to the consolidation of its reservation operations, which was excluded from First Call's mean estimate of $.04 for first quarter 2004.
      Total operating revenues for first quarter 2004 increased 9.8 percent to $1.48 billion, compared to $1.35 billion for first quarter 2003. Revenue passenger miles (RPMs) increased 8.2 percent in first quarter 2004, compared to a 5.6 percent increase in available seat miles (ASMs), resulting in a load factor of 64.2 percent versus the first quarter 2003 load factor of 62.6 percent. The passenger revenue yield per RPM increased 1.0 percent to 12.11 cents from 11.99 cents in first quarter 2003. Operating revenue yield per ASM (RASM) increased 3.9 percent to 8.07 cents from 7.77 cents in first quarter 2003.
      Total first quarter 2004 operating expenses were $1.44 billion, an increase of 10.2 percent, compared to $1.31 billion for the same year ago period. Effective February 28, 2004, the Company consolidated its nine reservation centers into six, which resulted in an $18 million increase in total operating expenses for the first quarter. These expenses primarily related to Employee severance and relocation packages.
Operating expenses per ASM (CASM) for first quarter 2004 increased 4.3 percent to 7.82 cents from 7.50 cents in first quarter 2003. In addition to the $18 million in costs associated with the consolidation of the Company's reservation operations, the CASM increase was primarily due to higher labor, airport, and jet fuel costs, net of hedging gains and improved fuel efficiency, partially offset by lower commission expense. The Company's hedging program resulted in the recognition of $63 million and $64 million in effective hedging gains in first quarter fuel and oil expense in 2004 and 2003, respectively.

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      "Other expenses" were $5 million and $7 million for first quarter 2004 and 2003, respectively. Interest expense declined 26.9 percent due to lower effective interest rates and the October 2003 redemption of $100 million of senior unsecured 8 3/4 percent Notes. Capitalized interest increased to $10 million from $7 million in first quarter 2003 as a result of higher Boeing aircraft progress payments.
      James F. Parker, Vice Chairman and Chief Executive Officer, stated:
"Considering record high energy costs and the challenging revenue environment our industry faced in first quarter 2004, we are grateful to report our 52nd
consecutive quarterly profit.   Although our revenue recovery has been
inconsistent, currently we are encouraged by the tremendous Customer response to our first quarter 2004 fare sales. Our March 2004 load factor of 73.6 percent was a record for the month of March. Based on current traffic and bookings trends, we expect another strong load factor performance in April 2004. We have also been encouraged by the significant pickup in May and June bookings. Although RPM yields may be diluted with a higher mix of discounted fares, barring any adverse, uncontrollable external events, we expect unit revenues for second quarter 2004 to exceed second quarter 2003's performance of 8.47 cents.
      "Our first quarter 2004 unit cost increase of 4.3 percent was as expected. Even though we mitigated record high energy costs in first quarter 2004 with hedging gains of $63 million, our average jet fuel price for first quarter 2004 increased 6.4 percent to 79.6 cents per gallon. We remain over 80 percent hedged for the remainder of 2004 with prices capped below $24 per barrel. We are also approximately 80 percent hedged for 2005 with prices capped at approximately $25 per barrel.
      "In addition to our successful hedging program, we have continued our efforts to control costs. Effective December 15, 2003, we eliminated our travel agency commission, which will lower operating costs by approximately $40 million annually. Due to the popularity of southwest.com, we recently consolidated our reservation operations. Although, as a result of such consolidation, we incurred expenses of $18 million during first quarter 2004, savings for the balance of the year could recoup most or all of that amount and, then, exceed it thereafter. We are also in the process of adding
Blended Winglets to our 737-700 aircraft.   Southwest expects to save three
to four percent of jet fuel gallons consumed annually for each aircraft outfitted with the winglets.
      "Southwest is committed to low fares, and we understand that maintaining our low cost structure is the way to protect our competitive advantage and maintain job security for our People. While we expect second

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quarter 2004 overall unit costs to be in line with first quarter's 7.82 cents, which reveals another year over year increase, unit cost pressures should ease in second half 2004.
      "We remain excited about our future growth opportunities and recently exercised options to acquire three more 737-700s in 2005, which brings our current 2005 firm aircraft orders and options to 31 and 3, respectively. We are very pleased with the overwhelming Customer response to our upcoming Philadelphia service. We will launch service on May 9, 2004 and will have 28 daily nonstop flights to 13 cities by mid-summer.
      "Southwest was once again recognized by FORTUNE as one of America's Most Admired Companies and America's most admired airline. We are very proud of the magnificent People of Southwest. Their greatness and accomplishments are unsurpassed in the airline industry."
      Net cash provided by operations was $417 million and capital expenditures were $360 million for first quarter 2004. During first quarter 2004, the Company repurchased approximately 8.5 million of its common shares for a total of approximately $125 million with present and anticipated proceeds from Employee stock option exercises. We ended first quarter 2004 with $1.8 billion cash on hand. Half of the Company's $575 million undrawn bank credit facility expires during April 2004 and the other half expires in April 2005. The Company has received commitments to fully replace these lines of credit and expects to close on a new three-year $575 million facility during April 2004.
      Southwest Airlines will conduct a conference call to discuss its quarterly earnings today at 11:30 a.m. Eastern Time. A live broadcast of the conference call will be available at southwest.com.
      This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements are contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2003. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

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

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts)
(unaudited)



                                              Three months ended
                                                   March 31,
                                                                   Percent
                                     2004           2003           Change

OPERATING REVENUES:
  Passenger                        $1,428         $1,306              9.3
  Freight                              25             22             13.6
  Other                                31             23             34.8
    Total operating revenues        1,484          1,351              9.8

OPERATING EXPENSES:
  Salaries, wages, and benefits       589            516             14.1
  Fuel and oil                        230            208             10.6
  Maintenance materials and repairs   114            106              7.5
  Agency commissions                    2             12            (83.3)
  Aircraft rentals                     45             45               -
  Landing fees and other rentals      103             90             14.4
  Depreciation and amortization       103             93             10.8
  Other operating expenses            252            235              7.2
    Total operating expenses        1,438          1,305             10.2

OPERATING INCOME                       46             46               -

OTHER EXPENSES (INCOME):
  Interest expense                     19             26            (26.9)
  Capitalized interest                (10)            (7)            42.9
  Interest income                      (4)            (5)           (20.0)
  Other (gains) losses, net             -             (7)             n.a.
    Total other expenses (income)       5              7              n.a.



INCOME BEFORE INCOME TAXES             41             39              5.1
PROVISION FOR INCOME TAXES             15             15               -


NET INCOME                            $26            $24              8.3


NET INCOME PER SHARE:
    Basic                           $ .03          $ .03
    Diluted                         $ .03          $ .03

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic                             785            778
    Diluted                           817            808

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
SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                 Three months ended
                                                      March 31,
                                          2004          2003      Change
Revenue passengers carried               15,995,061    15,077,537    6.1 %
Enplaned passengers                      18,190,404    17,169,572    5.9 %
Revenue passenger miles (RPMs) (000s)    11,792,423    10,895,701    8.2 %
Available seat miles (ASMs) (000s)       18,381,592    17,399,132    5.6 %
Load factor                                    64.2%         62.6%   1.6 pts.
Average length of passenger haul (miles)        737           723    1.9 %
Average aircraft stage length (miles)           568           552    2.9 %
Trips flown                                 238,469       233,087    2.3 %
Average passenger fare                       $89.28        $86.64    3.0 %
Passenger revenue yield per RPM (cents)       12.11         11.99    1.0 %
Operating revenue yield per ASM (cents)        8.07          7.77    3.9 %
Operating expenses per ASM (cents)             7.82          7.50    4.3 %
Operating expenses per ASM,
  excluding fuel (cents)                       6.57          6.30    4.3 %
Fuel costs per gallon,
  excluding fuel tax (cents)                   79.6          74.8    6.4 %
Fuel consumed, in gallons (millions)            287           277    3.6 %
Number of Employees at period-end            31,522        33,140   (4.9)%
Size of fleet at period-end                     393           377    4.2 %
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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

                                              March 31,          December 31,
(in millions)                                   2004                2003
ASSETS
Current assets:
      Cash and cash equivalents                $1,824              $1,865
      Accounts and other receivables              178                 132
      Inventories of parts and supplies,
        at cost                                   105                  93
      Fuel hedge contracts                        231                 164
      Prepaid expenses and other
        current assets                             62                  59
          Total current assets                  2,400               2,313

Property and equipment, at cost:
      Flight equipment                          8,794               8,646
      Ground property and equipment             1,100               1,117
	Deposits on flight equipment
        purchase contracts                        939                 787
                                               10,833              10,550
      Less allowance for depreciation
        and amortization                        3,150               3,107
                                                7,683               7,443
Other assets                                      188                 122
                                              $10,271              $9,878

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                           $443                $405
      Accrued liabilities                         731                 650
      Air traffic liability                       700                 462
      Current maturities of long-term debt        307                 206
          Total current liabilities             2,181               1,723

Long-term debt less current maturities          1,270               1,332
Deferred income taxes                           1,476               1,420
Deferred gains from sale and
  leaseback of aircraft                           164                 168
Other deferred liabilities                        155                 183
Stockholders' equity:
      Common stock                                790                 789
      Capital in excess of par value              263                 258
      Retained earnings                         3,896               3,883
      Treasury stock                             (108)                 -
      Accumulated other comprehensive income      184                 122
           Total stockholders' equity           5,025               5,052
                                              $10,271              $9,878

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
                                                      Three months ended
                                                           March 31,
(in millions)                                         2004             2003
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                           $26            $24
    Adjustments to reconcile net income to
      cash provided by operating activities:
        Depreciation and amortization                    103             93
        Deferred income taxes                             16             12
        Amortization of deferred gains on sale and
          leaseback of aircraft                           (4)            (4)
        Amortization of scheduled airframe
          inspections & repairs                           14             12
        Changes in certain assets and liabilities:
          Accounts and other receivables                 (47)            16
          Other current assets                           (15)            (1)
          Accounts payable and accrued liabilities       123             (7)
          Air traffic liability                          238            123
        Other                                            (37)            (1)
            Net cash provided by operating
              activities                                 417            267

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment, net            (360)          (193)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of long-term debt                            29              -
    Proceeds from Employee stock plans                    13             12
    Payments of long-term debt and
      capital lease obligations                           (7)            (6)
    Payments of cash dividends                            (7)            (7)
    Repurchase of common stock                          (125)             -
    Other, net                                            (1)             1
           Net cash provided by (used in)
             financing activities                        (98)             -

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     (41)            74
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD       1,865          1,815

CASH AND CASH EQUIVALENTS AT END OF PERIOD            $1,824         $1,889

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
Southwest Airlines Co.
Boeing 737-700 Delivery Schedule
As of March 31, 2004
                                   Prior Schedule       Current Schedule
                                   Firm    Options*     Firm      Options*
2004                                47        -          47 **       -
2005                                28        6          31          3
2006                                22       12          22         12
2007                                25       29          25         29
2008                                 6       45           6         45
2009-2012                            -      177           -        177
Total                              128      269         131        266

*Includes purchase rights
**Includes one leased aircraft and seven aircraft received during first quarter 2004

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